UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number **0-28740**

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: **March 31, 2003**

☐ Transition Report on Form 10-K   ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F   ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _____

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: **Item 2 of Part I**.

_____

PART I
REGISTRANT INFORMATION

Full name of registrant **MIM Corporation**

Address of principal executive office (*Street and number)* **100 Clearbrook Road**

City, state and zip code **Elmsford, NY 10523**

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 15, 2003, management of MIM Corporation ("MIM") was notified that certain program changes that would affect MIM's continuing involvement in the TennCare® program would be resolved after the close of business on May 15. Such changes would have the effect of either materially increasing the Company's involvement in such program or materially decreasing its involvement. Such resolution would have caused the information contained in MIM's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 ("Form 10-Q") under the heading "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part I to be outdated and potentially misleading. Accordingly, MIM could not file such portion of its Form 10-Q within the prescribed time period.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Barry A. Posner	**(914)**	460-1600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no identify reports.

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MIM Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date **May 16, 2003**   By: /s/ Barry A. Posner
                                Barry A. Posner, Secretary

Instruction. This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (*see* 18 U.S.C. 1001).